UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934







                         IRON MOUNTAIN INCORPORATED
                                ____________
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   _______________________________________
                         (Title of Class Securities)

                                 46284P 10 4
                                 ___________
                               (CUSIP Number)

 CUSIP NO.46284P 10 4                                           SCHEDULE 13G
          ___________

1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    B. Thomas Golisano
    Social Security Number:     ###-##-####


2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [   ]
    (b)   [   ]


3)  SEC Use Only _________________________________________________________
__________________________________________________________________________

4)  Citizenship or Place of Organization:     United States of America

Number of Shares     5)     Sole Voting Power         1,027,490
Beneficially         6)     Shared Voting Power             -0-
Owned by Each        7)     Sole Dispositive Power      945,409
Reporting Person     8)     Shared Dispositive Power     82,081

9)  Aggregate Amount Beneficially Owned by Each Reporting Person  1,027,490

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):   [   ]

11) Percent of Class Represented by Amount in Row 9   7.64%

12) Type of Reporting Person (See Instructions):   IN

Item 1.    (a)  Name of Issuer:
                ______________
                Iron Mountain Incorporated

           (b)  Address of Issuer's Principal Executive Offices:
                _______________________________________________
                745 Atlantic Avenue
                Boston, Massachusetts 02111

Item 2.    (a)  Name of Person Filing:
                _____________________
                B. Thomas Golisano

           (b)  Address of Principal Business Office:
                ____________________________________
                c/o Paychex, Inc.
                911 Panorama Trail South
                Rochester, NY  14625

           (c)  Citizenship:
                ___________
                United States of America

           (d)  Title of Class of Securities:
                ____________________________
                Common Stock, par value $0.01 per share

           (e)  CUSIP Number:
                ____________
                46284P 10 4

Item 3.    Not Applicable

Item 4.    Ownership
           _________
           (a)  Amount beneficially owned:  1,027,490
           (b)  Percent of Class:                7.64%
           (c)  (i) sole power to vote or to
                    direct the vote:        1,027,490
               (ii) shared power to vote or to
                    direct the vote:              -0-
              (iii) sole power to dispose or to direct
                    the disposition of:       945,409
               (iv) shared power to dispose or to direct
                    the disposition of:        82,081

Item 5.    Ownership Five Percent or Less of a Class
           _________________________________________
           N/A

Item 6.    Ownership of more than Five Percent on Behalf of Another Person:
           _______________________________________________________________
           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired and Security Being Reported by the Parent Holding Company
           __________________________________________________________________
           N/A

Item 8.    Identification and Classification of Members of the Group
           _________________________________________________________
           N/A

Item 9.    Notice of Dissolution of Group
           ______________________________
           N/A

Item 10.   Certification
           _____________
           N/A

                                  Signature
                                  _________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1998
                                                /s/ B. THOMAS GOLISANO
                                                _________________________
                                                B. Thomas Golisano
                                                Director of Issuer